UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                         WorldPort Communications, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  98155 J 10 5
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                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                            The Heico Companies, LLC
                         5600 Three First National Plaza
                             Chicago, Illinois 60602
                                  312-419-8220
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 7, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
          ------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
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3        SEC Use Only


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4        Source of Funds (See Instruction)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
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6        Citizenship or Place of Organization
         United States
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                            7      Sole Voting Power
                                   8,811,324.                  (See Item 6)
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8      Shared Voting Power
     Each                          -0- (See Item 6)
   Reporting               -----------------------------------------------------
    Person                  9      Sole Dispositive Power
     With                          8,811,324 (assuming the exercise and/or
                                   conversion of all options and warrants, that
                                   are exercisable, issuable, or convertible in
                                   the next 60 days)  (See Item 6)
                           -----------------------------------------------------
                           10      Shared Dispositive Power
                                   -0- (See Item 6)
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

              8,811,324 (assuming the exercise and/or conversion of all options and warrants that are exercisable, issuable, or convertible in the next 60 days)(See Item 6)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         22.5%
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14       Type of Reporting Person (See Instructions)

         IN
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

                                  SCHEDULE 13D

CUSIP No. 98155 J 10 5
          ------------

--------------------------------------------------------------------------------
1        Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (entities only)

         The Heico Companies, LLC
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) /X/
--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Source of Funds (See Instruction)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
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                            7      Sole Voting Power
                                   6,757,158 (See Item 6)
Number of Shares
  Beneficially             -----------------------------------------------------
   Owned by                 8      Shared Voting Power
     Each                          -0- (See Item 6)
   Reporting               -----------------------------------------------------
    Person                  9      Sole Dispositive Power
     With                          6,757,158 (assuming the exercise and/or
                                   conversion of all options and warrants that
                                   are exercisable, issuable, or convertible in
                                   the next 60 days)(See Item 6)
                           -----------------------------------------------------
                           10      Shared Dispositive Power
                                   -0- (See Item 6)
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         6,757,158 (assuming the exercise and/or conversion of all options, and warrants that are exercisable, issuable, or convertible in the next 60 days)(See Item 6)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         17.3%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO (limited liability company)
---------------------------------------------------------------------------

                             Amendment No. 10 to the
                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                          and The Heico Companies, LLC
          with respect to the Common Stock, par value $0.0001 per share of WorldPort Communications, Inc.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

On March 7, 2003 Heico entered into a Stock Purchase Agreement (the "Agreement")with WorldPort Communications, Inc. (the "Company") pursuant to which Heico sold to the Company all of the Company's outstanding preferred stock owned by Heico (the "Shares"). The Shares were repurchased for $67,382,040.31, which represented the aggregate liquidation preference of the Shares, including a 7% dividend that had been declared.

On December 23, 2002 Heico entered into a Joint Venture and Securityholders Agreement (the "Agreement") with J O Hambro Capital Management Limited ("JOHCM") pursuant to which Heico and JOHCM formed W.C.I. Acquisition Corp., a Delaware corporation ("WCI"), a copy of which was filed as an Exhibit to Amendment No. 9 to this Schedule 13D. Heico intends to negotiate with JOHCM toward a voting agreement between them whereby they would agree to vote their Company stock in form of equal representation or Heico and JOHCM on the Company's Board of Directors and to coordinate their votes on certain other matters.

The Company has commenced a tender offer for its outstanding Common Stock. Heico has indicated to the Company that it will not tender Company stock it owns pursuant to this tender offer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Set forth below is a description of the Common Stock, par value $0.0001 per share of WorldPort beneficially owned by Heisley and Heico. See Item 6 below for additional information.

                                                         Shares of WorldPort Common Stock Beneficially Owned
                                    ----------------------------------------------------------------------------------------------
Name                                 Sole Voting Power      Shared Voting Power     Sole Dispositive Power    Shared Dispositive
----                                 -----------------      -------------------     ----------------------    -------------------
                                                                                                                     Power
                                                                                                                     -----

Michael E. Heisley, Sr.                 6,077,707(1)               -0-                   6,077,707(1)                 -0-
                                        2,054,166(2)                                     2,054,166(2)
                                          679,451(3)                                       679,451(3)


The Heico Companies, LLC                6,077,707(1)               -0-                   6,077,707(1)                 -0-
                                          679,451(3)                                       679,451(3)

(1)      Heico beneficially owns securities of WorldPort which represent a total of 6,757,158 votes (including the votes represented by the warrants held by Heico as set forth in footnote (3) below) or approximately 17.3% of the total votes attributable to outstanding WorldPort securities.  Heisley beneficially owns securities of WorldPort which represent a total of
8,811,324 votes (including the votes represented by (i) the option held by Heisley set forth in footnote (2) below, and (ii) the warrants held by Heico as set forth in footnote (3) below) or approximately 22.5% of the total votes attributable to outstanding
WorldPort securities.

(2)      Represents shares which Heisley has an option to acquire.

(3)      Represents shares which Heico has the right to acquire upon exercise of warrants.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Michael E. Heisley is the President and Manager of Heico and a director of WorldPort. Heico and JOHCM entered into the Agreement pursuant to which WCI was formed. For additional information, see Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

That certain Stock Purchase Agreement dated March 7,2003, by and among WorldPort Communications, Inc. and The Heico Companies, L.L.C., is attached as Exhibit A hereto.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This Amendment to the Schedule 13D is filed on behalf of each of the undersigned.

March 21, 2003

                                   /s/ Michael E. Heisley, Sr.
                                   ---------------------------------------------
                                       Michael E. Heisley, Sr.


                                   The Heico Companies, LLC


                                   By: /s/ Michael E. Heisley, Sr.
                                   ---------------------------------------------
                                           Michael E. Heisley, Sr.
                                           Manager and President